THIRD AMENDMENT TO ASSET PURCHASE AGREEMENT

This Third Amendment to Asset Purchase Agreement (“Amendment”) is made and entered into effective the 29th day of February, 2004, by and between Amedisys, Inc., a Delaware corporation, and/or those wholly owned (directly or indirectly) individual subsidiaries of Amedisys, Inc. to which it assigns its rights under the Asset Purchase Agreement referenced below prior to the Closing, as Purchaser (hereinafter referred to collectively as “Purchaser”) and the individual entities executing this Amendment on the execution page hereof, as Seller (hereinafter referred to collectively as “Seller”). Purchaser and Seller are referred to at times in this Amendment as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Purchaser and Seller entered into that certain Asset Purchase Agreement dated January 5, 2004 (the “Agreement”); and

WHEREAS, the Parties, pursuant to the First Amendment to Asset Purchase Agreement dated January 31, 2004, modified the closing dates upon which certain of the Agencies’ assets would by transferred by Seller to Purchaser; and

WHEREAS, the Parties, pursuant to the Second Amendment to Asset Purchase Agreement dated February 25, 2004 modified the schedule of closing dates to allow for the Closing of the sale of assets of Spalding Regional Home Health to take place on April 1, 2004; and

WHEREAS, the Parties wish to again modify the Agreement to reflect certain additional agreements reached by them;

NOW THEREFORE, the Parties, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and confessed, agree as follows:

1. Section 1.07 is amended to read as follows:

Liabilities. Those liabilities of Seller to be assumed by Purchaser at the respective Agency Transfer Dates pursuant to this Agreement, which consists of such accounts payable and other liabilities of Seller specifically disclosed on Schedule 1.07. Purchaser shall also assume the obligations of Seller accruing after the respective Agency Transfer Dates on the contracts and agreements comprising a part of the Assets, as disclosed on Schedule 5.06. Purchaser shall not assume any other liabilities, contingent or certain, of Seller unless incurred and disclosed in the manner provided in this Section 1.07. Without limiting the foregoing, Purchaser is not assuming (i) any expenses, liabilities, or obligations of Seller arising out of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby which are unpaid at the respective Agency Transfer Dates, (nor may Seller pay any of such expenses out of the Assets), (ii) any liabilities or obligations of Seller relating to federal, state, or local income for the period through the respective Agency Transfer Dates, or, except as set forth in Section 15.04, other taxes attributable to the transactions contemplated hereby or the conduct of the Business, (iii) any obligation of Seller to pay a fee to any agent, broker, or finder relating to this transaction, (iv) any liabilities that may accrue to Seller as a result of any present or future

Medicare and/or Medicaid audit related to the provision of care by Seller prior to and up to the respective Agency Transfer Dates, (v) and/or cost report liability and/or partial episode payment (PEP) recoupment liability and/or any other retroactive take-back liability related to the provision of care by Seller at an Agency prior to and up to the respective Agency Transfer Dates; or (vi) any other pre-Closing liability (based on the respective Agency Transfer Dates) related to the provision of care at an Agency arising prior to the respective Agency Transfer Dates.

2. Section 2, clause (iv) is amended to read as follows:

(iv) liens, claims and liabilities accruing after the respective Agency Transfer Dates.

3. Section 3 is amended to change the amount of the Purchase Price to Nineteen Million One Hundred Ninety Thousand Six Hundred Forty-Three DOLLARS ($19,190,643).

4. Section 3.07 is amended to read as follows:

Allocation of Episode of Care Payments. Purchaser and Seller acknowledge and agree that, as to episodes of Medicare (and other non-Medicare payors) home health and hospice agency services in progress during an episode or election periods of care prior to an Agency Transfer Date (“Straddle Episodes”), any billing or claims submissions to occur after the Closing Date will be billed by or on behalf of Purchaser. Promptly following each Agency Transfer Date, Seller will inform Purchaser of the amount received (or to be received) by Seller based on the request for anticipated payment (“RAP”) (or equivalent billing (if any) for non-Medicare payors) filed by Seller with respect to each Straddle Episode, together with necessary billing and patient demographic information in Seller’s possession to permit Purchaser to file the final claim for payment. Promptly following each Agency Transfer Date for hospice agencies, Seller will inform Purchaser of the amount received (or to be received) by Seller during the election period of hospice care in which the Agency Transfer Date has occurred for covered hospice care services and covered Medicare non-hospice services filed by Seller with respect to each Straddle Episode, together with necessary billing and patient demographic information in Seller’s possession to permit Purchaser to file claims for payment for services provided following the Agency Transfer Date. Seller will also provide to Purchaser billing and patient demographic information in Seller’s possession related to non-Medicare covered services provided to hospice agency patients receiving services during a Straddle Episode in which the Agency Transfer Date falls. Purchaser (or its agent) shall prepare, file and collect all final claims for payment for services provided by an Agency following the respective Agency Transfer Dates. Purchaser will use reasonable best efforts to pay to Seller the Straddle Episode Payment, as defined below within ninety (90) days after the respective Agency Transfer Dates; but in any event a final reconciliation of Straddle Episode Payments will be made by the Parties within one hundred fifty (150) days following the last Agency Transfer Date. “Straddle Episode Payment” shall mean an amount, for each Straddle Episode, (a) for home health agencies equal to the final actual (if payment has been received) or billed projected (if payment has not been received) payment for the Straddle Episode, divided by the number of days in the particular Straddle Episode, multiplied by the number of days in the Straddle Episode from the first day of the Straddle Episode to the Agency Transfer Date, and (b) for hospice agencies for actual days of service and other compensable services provided to a patient by Seller prior to the Agency Transfer Date but for which billing may have been made by or on behalf of Purchaser or payment was received by Purchaser, taking into account the RAP payment made to Seller in determining the total amount due Seller. For example, for home health agencies, if on the day prior to the Agency Transfer Date, a patient has been on service with Seller for twenty (20) days, and the episode has a period of sixty (60) days with a total payment of Two Thousand ($2,000.00) Dollars, Purchaser shall pay Seller Six Hundred Sixty-Six Dollars and Sixty-Seven Cents ($666.67) for the Straddle Episode ($2,000 / 60 x 20) less the amount received by Seller from the RAP for that Straddle Episode. Seller shall likewise pay any amount due Purchaser when the RAP payment exceeds the amount properly payable to Seller for the Straddle Episode as determined herein. Any payment adjustment to the basic payment rate for a 60-day episode of care for home health agency services (including partial episode payment adjustments, low utilization payment adjustments and significant change in condition payment adjustments) and for payment adjustments to days of service and other compensable hospice related services shall be prorated or adjusted between the Parties in a manner consistent with this paragraph. Purchaser shall provide Seller a written reconciliation showing the manner in which each Straddle Episode Payment has been determined. Seller shall have forty-five (45) days to object to any Straddle Episode Payment calculation, in which event Seller and Purchaser will work together in good faith to resolve the issue and make any payment adjustment due within thirty (30) days after the objection. The Parties may establish a cooperative process for the actual billing and collection of Straddle Episode payments in accordance with and to effect the provisions of this Section.

5. Section 3.08 is amended to read as follows:

Handling of Certain Funds. Purchaser and Seller will establish and maintain a process by which payments received by Seller, but which are initially determined as due to Purchaser for the Straddle Episode services provided by Purchaser after an Agency Transfer Date or referenced in Section 3.07, are paid over to Purchaser until (a) a final reconciliation and payment is made of Straddle Episode Payments and (b) the earlier to occur of, (i) Purchaser has received tie-in date notices for the Agencies from Medicare or (ii) one-hundred fifty (150) days has passed since the last Agency Transfer Date. The interim reconciliations and any payments by Seller to Purchaser will occur weekly to reflect the monies due each Party as set forth in Section 3.07 above. Seller agrees to cooperate with Purchaser in effecting the appropriate notices, on the Closing Date as well as of each Agency Transfer Date, to all payors, including, but not limited to, Medicare and Medicaid, authorizing and directing that all payments for services rendered after the Closing Date be directed for deposit to the appropriate Party. If any formal or informal action is ever brought against Purchaser for having impermissibly received any amounts from any billings by Purchaser after an Agency Transfer Date or for any payment by Seller to Purchaser of an amount under Sections 3.06, 3.07 or 3.08, and Seller is made a party (formally or informally) to any effort or action by any payor to recover from Seller or Purchaser any amount so received by Purchaser, Purchaser will indemnify and hold harmless Seller under the terms of Section 12.

6. Section 3.09 is amended to read as follows:

Interim Software Usage. For a period of up to one hundred eighty (180) days following an Agency Transfer Date, conditioned on the receipt of any consent required from the applicable licensor(s), Purchaser shall be entitled to utilize Sellers’ IS/computer system solely for purposes of operations and billing of the applicable Agency. This use shall be limited to the use of Seller’s CareCentric’s Stat 2 software and related billing software and other software used for those purposes in the home health and hospice Business at the Agency Transfer Date. Seller agrees to continue to host said software on Seller’s servers and assist Purchaser in hosting said software on Purchaser’s servers. Purchaser shall pay to Seller at the Agency Transfer Date or on demand if later, in immediately available funds, any software usage fee payable by Seller to its licensor of such software required by the licensor attributable to Purchaser’s use thereof as described in this Section. The Parties acknowledge that this interim software usage, if required by Seller, shall be granted through a separate use agreement in a reasonably customary form to be executed on demand by Seller.

7. Section 4 is amended to read as follows:

Assumption of Liabilities. In connection with the purchase of the Assets hereunder, Purchaser shall specifically assume at the respective Agency Closing Dates the Liabilities listed on Schedule 1.07. Purchaser shall not assume any other liabilities, contingent or certain, of Seller. Purchaser acknowledges that the Centers for Medicare and Medicaid Services and applicable case law interpreting 42 C.F.R. §489.18 take the position that when the purchaser of assets assumes the provider agreement of a Medicare provider certain liabilities of the seller corporation are also thereby assumed by the purchaser. Accordingly, Seller makes no representation or warranty to Purchaser that any federal or state agency or any other third party may not take the position, and ultimately prevail, that Purchaser has assumed certain liabilities of Seller irrespective of the agreement between Seller and Purchaser that Purchaser has not assumed those liabilities.

8. Section 5.13 is amended to read as follows:

Financial Condition. Seller has delivered to Purchaser true and correct copies of the following: unaudited income statements of Seller related to the Business for the fiscal year of Seller ended December 31, 2003. Such income statement presents fairly in all material respects the financial condition of the Business as of its date as normally recorded by Seller for each Agency; and, except for unrecorded revenue and expenses which may not be fully allocated to an Agency by reason of the Agency being a department of a Seller that is a general acute care hospital, the income statement presents fairly in all material respects the results of operations of the Business for the period indicated. The financial statements referred to in this Section have been prepared in accordance with the books and records of the Seller. Seller will cooperate reasonably with Purchaser (without any obligation to incur costs to a third party, but including the designation by Seller of a qualified employee of Seller to assist Purchaser) to assist Purchaser and Purchaser’s public accountants in meeting any obligations to prepare audited financial statements following the Closing under federal Securities and Exchange Commission rules. This cooperation obligation will extend until no later than the ninetieth (90th) day following the final Agency Transfer Date (which final Agency Transfer Date is expected to be May 1, 2004.

9. Section 5.16 is amended to read as follows:

Liabilities. No liabilities of Seller will be assumed by or transferred to Purchaser pursuant to the transactions contemplated by this Agreement, except as provided in Section 1.06, those listed in Schedule 1.07, or as provided in Section 4, nor will any of the Assets to be acquired by Purchaser to this Agreement be subject to pre-Agency Transfer Dates liabilities, nor will Purchaser otherwise be liable for any other liabilities of Seller, subject to the provisions of Section 4 above.

10. Schedule 2.01 of the Agreement is hereby amended, restated and replaced in whole with the revised Schedule 2.01 attached hereto as Exhibit A.

11. All defined terms used in this Amendment but not otherwise defined herein shall have the meanings given to such terms in the Agreement.

12. Except as otherwise set forth herein, no terms or provisions of the Agreement are amended or modified by this Amendment.

13. To the extent this Amendment is inconsistent or conflicts with the Agreement, this Amendment shall control.

[Signature Pages Follow]

SELLER: Professional Home Health

By:

Name: Eric Tuckman Title: Authorized Signatory

Brookwood Home Care Services

By:

Name: Eric Tuckman Title: Authorized Signatory

Memorial Home Care

By:

Name: Eric Tuckman Title: Authorized Signatory

Spalding Regional Home Health

By:

Name: Eric Tuckman Title: Authorized Signatory

Tenet Home Care of Palm Beach

By:

Name: Eric Tuckman Title: Authorized Signatory

Tenet Home Care of Broward County

By:

Name: Eric Tuckman Title: Authorized Signatory

St. Mary’s Hospital Home Health

By:

Name: Eric Tuckman Title: Authorized Signatory

Tenet Home Care of Miami-Dade

By:

Name: Eric Tuckman Title: Authorized Signatory

First Community Home Care

By:

Name: Eric Tuckman Title: Authorized Signatory

Cypress – Fairbanks Home Health

By:

Name: Eric Tuckman Title: Authorized Signatory

St. Francis Home Health and Hospice

By:

Name: Eric Tuckman Title: Authorized Signatory

Brookwood Health Services, Inc. d/b/a Brookwood Medical Center Hospice

By:

Name: Eric Tuckman Title: Authorized Signatory

PURCHASER: Amedisys, Inc.

By:

Name: Title:

Exhibit A

Schedule 2.01

Agencies	Purchase Price Payment
March 1, 2004 Professional Home Health; Memorial Home Care; First Community Home Care; Cypress-Fairbanks Home Health	$14,151,493 (being $14,236,225 less the Estimated Value of Accrued but Unused Paid Time off of $84,732.32)

April 1, 2004 Spalding Regional Home Health; Brookwood Home Care Services; Brookwood Medical Center Hospice; St. Francis Hospital Home Health and Hospice	$2,477,209

May 1, 2004 Tenet Home Care of Palm Beach; Tenet Home Care of Broward County; St. Mary’s Hospital Home Health; Tenet Home Care of Miami-Dade	$2,477,209

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